Corus Group plc

29 January 2007


                                 Corus Group plc

            Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Corus Group plc confirms that, as at the time of this announcement, it had the following relevant securities in issue (including any ordinary shares represented by American Depositary Shares but excluding any ordinary shares held in treasury):

-       946,090,659 ordinary shares of 50p each under ISIN code GB00B127GF29.

-       4.625%  convertible   subordinated  bonds  due  2007  amounting  to  NLG
        345,000,000 convertible into 19,338,687 ordinary shares of Corus Group plc. The ISIN code for these securities is NL0000183184.

Each American Depositary Share of Corus Group plc represents two ordinary shares of Corus Group plc.